BY EDGAR TRANSMISSION

December 19, 2014

via EDGAR

Ms. Christina DiAngelo-Fettig
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments on
Registration Statement on Form N-14
Pursuant to Securities Act of 1993
Registration No. File No. 333-200361

Dear Ms. DiAngelo-Fettig and Ms. Rossotto:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which were communicated to me on Wednesday, December 17, 2014 and Friday, December 19, 2014 . Changes in response to Staff comments will be made by the Registrant in a pre-effective N-14/A related to the Reorganization of the Core Plus Bond Fund I into the Bond & Mortgage Securities Fund (the “Reorganization”).

Comments from Ms. DiAngelo-Fettig:

Comment 1. Please add language disclosing the anticipated tax consequences to shareholders of the Acquiring Fund.

Response. Additional disclosure has been added to the “Federal Income Tax Consequences” section of the registration statement.

Comment 2. Please adjust the Annual Fund Operating Expense table to reflect fees that would have been incurred during the 2013 fiscal year-end if the series of large planned redemptions noted in the N-14 Registration Statement took place at the beginning of the 2013 fiscal year. Please provide footnote disclosure indicating such adjustment was made.

Response. The requested disclosure has been made.

Comment 3. Please reflect the series of large planned redemptions in the Capitalization Table and in the Pro-Form Statement of Assets and Liabilities.

Response. The requested disclosure has been made.

Comment 4.In correspondence, please include accounting survivor analysis with regards to the Reorganization.

Response. In connection with the Reorganization, the Registrant has determined that, because the Acquiring Fund (“B&MS”) will, post-Reorganization, more closely resemble B&MS pre-Reorganization, B&MS will be the accounting survivor of the Reorganization. As such, B&MS post-Reorganization will maintain the performance history of B&MS at the closing of the Reorganization.

Accounting Survivor

The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. The Acquired Fund (“CPBF”) is sub-advised by Pacific Investment Management Company LLC (“PIMCO”) while B&MS is sub-advised by Principal Global Investors, LLC (“PGI”). The portfolio managers for PGI who are currently primarily responsible for the day-to-day management of B&MS will be primarily responsible for the day-to-day management of B&MS post Reorganization.

Portfolio Composition: The portfolio composition strategies and techniques of B&MS post-Reorganization will be the strategies and techniques of B&MS pre-Reorganization, resulting in a portfolio composition more like that of B&MS pre-Reorganization than that of CPBF.

Investment Objectives, Policies and Restrictions: CPBF and B&MS (the “Funds”) have similar investment objectives. CPBF’s investment objective is to seek maximum total return, consistent with preservation of capital and prudent investment management while the investment objective of B&MS is to seek to provide current income. CPBF and B&MS also have similar principal policies and risks in that both invest primarily in fixed-income securities. The Funds differ principally in that the CPBF purchases fixed-income securities of entities in emerging market countries and also actively takes short positions in securities. The fundamental investment restrictions of each Fund are identical. The investment policies of the B&MS post-Reorganization will more closely resemble those of B&MS pre-Reorganization.

Expense Structure: The expense structure of B&MS will be the expense structure of B&MS post-Reorganization.

Asset Size: As of April 30, 2014, B&MS had net assets of approximately $2.6 billion while CPBF had approximate net assets of $3.5 billion. CPBF is expected to experience a series of large planned redemptions that will significantly reduce its assets.

Performance Survivor

The SEC staff has confirmed that in determining which fund's performance history to use in connection with fund mergers, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.1 Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. The SEC has stated that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. Consistent with these factors and the above analysis, therefore, the Registrant has determined that the combined fund will maintain the performance history of B&MS.
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1 See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

Comment 5. In the cover letter to the Registration Statement, when referencing the specific incorporation of the Principal Funds, Inc. Prospectus and SAI as supplemented, please disclose that such Prospectus and SAI are supplemented “through the date of this Registration Statement”.

Response. The requested disclosure has been made.

Comment 6. On page 3, under the section titled “The Reorganization”, the disclosure notes that shareholders of the Acquiring Fund are expected to see lower overall net expense ratios. Please consider disclosing that such shareholders may also expect to see lower overall gross expense ratios.

Response. The disclosure has been revised to note, “…the Acquiring Fund shareholders are expected to see lower overall operating expense ratios…”.

Comment 7. In section titled “The Reorganization”, include disclosure of the approximate percentage of the Acquiring Fund securities that will be sold prior to the Reorganization.

Response. The requested disclosure has been added.

Comment 8. In the section titled “Comparison of Acquired and Acquiring Fund”, please include disclosure that the portfolio managers of the Acquiring Fund will remain portfolio managers of the Acquiring Fund following the Reorganization.

Response. The requested disclosure has been made.

Comment 9. The Financial Highlights for the Bond & Mortgage Securities Fund Institutional Class shares are footnoted to reflect management’s contractual expense cap. The Annual Fund Operating Expense table does not reflect an expense cap. Please explain.

Response. The expense cap was in place for a portion of the period ending April 30, 2014, but expired on February 28, 2014. The expense cap is not reflected in the current registration statement dated March 1, 2014.

Comment 10. Please disclose in a footnote to the Annual Fund Operating Expense table that expenses of the Reorganization are not reflected in the table and will be paid by the Acquired Fund.

Response. The requested disclosure has been made.

Comment 11. In the section titled “Plan of Acquisition”, include disclosure that the Acquired Fund will pay the out-of-pocket costs associated with Reorganization regardless of whether the Reorganization is actually consummated.

Response. The requested disclosure has been made.

Comment 12. Please confirm that costs of the Reorganization will be paid only by the Institutional Class shares.

Response. The cost of the Reorganization will be borne proportionally by all share classes. Due to the asset size of the Institutional Class shares, and the rounding in the capitalization table, it appears as though Institutional Class shares are paying the entire cost. A footnote has been added to clarify that amounts less than $500 are not shown.

Comment 13. Please confirm the derivative positions are shown pro-forma in the schedule of investments.

Response. The derivatives of the Acquired Fund are shown in the pro-forma schedule of investments and are footnoted indicating the derivatives will be disposed of in order to meet the investment strategies and objectives of the Acquiring Fund.

Comments from Ms. Rossotto:

Comment 14. Please confirm that any current liabilities of the Acquired Fund are customary and would not be considered extraordinary.

Response. Registrant confirms that the current liabilities of the Acquired Fund are considered customary.

Comment 15. In the section titled “Comparison of Acquired and Acquiring Funds”, please note the differences in the use of derivatives of each Fund.

Response. The requested disclosure has been made.

Comment 16. In the section titled “Board Consideration of the Reorganization”, please note that the Board did consider the costs of the Reorganization and that the Acquired Fund would pay such costs.

Response. The requested disclosure has been added.

Comment 17. In correspondence, please confirm that all material factors for which the Board considered in the approving the Reorganization are disclosed in the “Board Consideration of the Reorganization” section.

Response. The Registrant hereby confirms that all material factors considered by the Board in approving the Reorganization are disclosed.

Please call me at 515-235-9328 or Greg Reymann at 515-248-2821 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.